Rule 12g3-2(b) File No. 825109

30 May 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.




Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Assistant Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION

The Board of Directors of SembCorp Industries Ltd is pleased to announce that a copy of the Order of Court confirming the Capital Reduction was lodged with the Registrar of Companies and Businesses of Singapore today. Accordingly, the Capital Reduction has become effective on May 27, 2005. Payment to Shareholders for the Cash Distribution pursuant to the Capital Reduction will be made by June 10, 2005.

Unless otherwise defined, terms used in this Announcement shall have the same meanings as defined in the circular dated April 4, 2005, which was despatched to Shareholders.

By Order of the Board

Linda Hoon Siew Kin
Group Company Secretary

Singapore,
May 30, 2005

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